UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2015

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

June 26, 2015

To whom it may concern:

Mizuho Financial Group, Inc.

Filing of Extraordinary Report

Mizuho Financial Group, Inc. (the “Company”) hereby announces that it filed today an extraordinary report concerning the results of the exercise of voting rights at the general meeting of shareholders of the Company.

1. Reason for Filing

Given that the proposals were adopted or rejected at the 13th Ordinary General Meeting of Shareholders of the Company held on June 23, 2015, the Company filed the extraordinary report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Description of Report

(1) Date on Which the General Meeting of Shareholders Was Held

June 23, 2015

(2) Details of Matters to be Resolved

<Company’s Proposals (Proposal 1)>

Proposal 1:	Appointment of thirteen (13) Directors

It was proposed that Messrs. Yasuhiro Sato, Shusaku Tsuhara, Ryusuke Aya, Junichi Shinbo, Koji Fujiwara, Hideyuki Takahashi, Nobukatsu Funaki, Mitsuo Ohashi, Tetsuo Seki, Takashi Kawamura, Tatsuo Kainaka and Hirotake Abe and Ms. Hiroko Ota, thirteen (13) in total, be appointed to assume the office of Director.

<Shareholders’ Proposals (Proposals 2 through 11)>

Proposal 2:	Partial amendment to the Articles of Incorporation (Organizations that decide dividends from surplus, etc.)

Proposal 3:	Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

Proposal 4:	Partial amendment to the Articles of Incorporation (Preparation of an evaluation report in an appropriate manner)

Proposal 5:	Partial amendment to the Articles of Incorporation (Establishment of a sexual harassment prevention system)

Proposal 6:	Partial amendment to the Articles of Incorporation (Record date of the ordinary general meeting of shareholders and other matters)

Proposal 7:	Partial amendment to the Articles of Incorporation (Prohibition of improper method of reaching a resolution)

Proposal 8:	Amendment to the Articles of Incorporation (Disclosure of minutes of the general meetings of shareholders)

Proposal 9:	Partial amendment to the Articles of Incorporation (Establishment of a system to prohibit fraud)

Proposal 10:	Partial amendment to the Articles of Incorporation (Withdrawal from Green Sheet market)

Proposal 11:	Partial amendment to the Articles of Incorporation (Non-participation in the successor system of the Green Sheet market)

(3) Number of Voting Rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the Approval Requirements and Voting Results thereof

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Proposal 1
Yasuhiro Sato	158,219,337	2,500,179	306,610	96	Adopted
Shusaku Tsuhara	158,340,325	2,194,147	491,654	96	Adopted
Ryusuke Aya	158,368,394	2,166,003	491,730	96	Adopted
Junichi Shinbo	158,368,452	2,166,000	491,675	96	Adopted
Koji Fujiwara	158,372,100	2,162,327	491,700	96	Adopted
Hideyuki Takahashi	154,581,447	5,953,024	491,654	94	Adopted
Nobukatsu Funaki	158,147,222	2,387,251	491,654	96	Adopted
Mitsuo Ohashi	157,146,473	3,572,987	306,669	95	Adopted
Tetsuo Seki	137,628,641	23,006,953	390,519	83	Adopted
Takashi Kawamura	136,156,889	24,478,767	390,459	82	Adopted
Tatsuo Kainaka	158,352,372	2,386,611	287,145	96	Adopted
Hirotake Abe	159,751,631	967,875	306,625	97	Adopted
Hiroko Ota	158,926,101	1,793,404	306,625	96	Adopted
Proposal 2	67,819,655	93,656,464	314,918	41	Rejected
Proposal 3	56,650,680	104,606,611	532,078	34	Rejected
Proposal 4	12,461,343	148,979,675	347,091	7	Rejected
Proposal 5	13,141,880	143,615,990	5,030,194	7	Rejected
Proposal 6	12,368,675	149,049,801	369,552	7	Rejected
Proposal 7	12,803,362	148,249,159	736,883	7	Rejected
Proposal 8	16,923,834	143,902,647	960,145	10	Rejected
Proposal 9	12,490,190	148,718,414	579,692	7	Rejected
Proposal 10	11,984,934	149,448,661	356,343	7	Rejected
Proposal 11	12,093,993	149,340,841	356,346	7	Rejected

(Note)     Approval requirements for the adoption of each proposal are as follows:

•	Approval of a majority of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of proposal 1.

•	Approval of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of proposals 2 through 11.

(4) Reason for Not Counting a Portion of the Voting Rights of the Shareholders Present at the General Meeting of Shareholders

Since the results of all the proposals were conclusively decided by the exercise of the voting rights prior to the date of this general meeting, only the number of voting rights for approval, disapproval and abstentions of the shareholders present at the general meeting, which the Company was able to confirm, including those of the shareholders present by proxy and of officers, etc. present, has been counted.

-End-

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